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April 29, 2016
VIA FEDERAL EXPRESS, EMAIL (Mr. John Hodgin) AND EDGAR
Mr. Karl Hiller
Branch Chief
Securities & Exchange Commission
Washington, D.C. 20549

Re:	Evolution Petroleum Corporation Form 10-K for the Fiscal Year ended June 30, 2015 Filed September 11, 2015 File No. 001-32942
Dear Mr. Hiller:
Set forth below are the responses of Evolution Petroleum Corporation (the “Company”) to the comments contained in your letter dated April 6, 2016 regarding the Company’s above referenced filing. For your convenience, we have repeated in bold type the comments exactly as set forth in the April 6, 2016 letter. The Company’s response to each comment and request is set forth immediately below the text of the applicable comment or request.
For purposes of its responses, the Company has suggested modifications to the disclosures in its Form 10-K for the fiscal year ended June 30, 2015 based on its reasonable assessment of the information available at that time and its expectations for future development of the field as of that date.  This information will be reviewed based on additional information available for its Form 10-K for the fiscal year ended June 30, 2016.

Form 10-K for the Fiscal Year ended June 30, 2015

Properties, page 15

Proved Undeveloped Reserves, page 18

1.
We note the proposed expanded disclosure provided in your response to comment 5 in our letter dated March 10, 2016 regarding the conversion of unproved reserves to proved reserves during fiscal 2015. Please expand the disclosure to also include a statement regarding the

Mr. Karl Hiller
April 29, 2016

conversion of your proved undeveloped reserves to proved developed reserves, to comply with Item 1203(b) of Regulation S-K.

Answer:
The Company acknowledges the Staff's comment. The Company proposes to expand its disclosure in future filings to include the following additional information regarding the conversion of unproved to proved reserves.
Page 18 (additional language is underscored; bold designates changes reflected in previous response dated March 23, 2016):
Our proved undeveloped reserves were 5,097 MBOE at June 30, 2015 with associated future development costs of approximately $47.6 million. During the year ended June 30, 2015, no proved undeveloped reserves were converted to proved developed reserves. The 222 MBOE decrease in proved undeveloped reserves from 5,319 MBOE as of June 30, 2014 is primarily due to re-designing the ~~gas~~ NGL plant and the economic decision to consume recovered natural gas internally to lower Delhi Field lease operating expense instead of selling to third parties, resulting in a 404 MBOE natural gas reserve decrease partially offset by a 185 MBOE increase from better NGL recovery.
The initial assignment of proved undeveloped reserves in the Delhi Field was made on June 30, 2010, which involved a large scale CO2 enhanced oil recovery project. The operator’s development plans for the field have remained essentially unchanged and were originally scheduled to be completed by June 30, 2015, within five years from the initial recording of such proved reserves. The field is approximately 59% developed as of June 30, 2015. However, as a result of the adverse fluid release event in the field in June 2013 and the resultant delay in reversion of our working interest, no unproved reserves were converted to proved reserves during fiscal 2015. However, during fiscal 2015, the Company incurred capital expenditures of $5.0 million toward completion of the NGL plant, the startup of which is expected to occur during the second half of calendar 2016. At June 30, 2015, the Company has further budgeted $19.6 million of fiscal 2016 capital expenditures toward completion of this plant. Expansion of the CO2 flood to the remaining undeveloped eastern portion of the field commenced subsequent to reversion of our working interest in late calendar 2014. The Company incurred $3.8 million of capital expenditures until the operator suspended this project as a result of a significant reduction in its capital spending. At June 30, 2015, $28.0 million of net future capital expenditures remained for development of the eastern part of the field. ~~the~~ The remaining full development of the field is now planned to continue over the next four fiscal years and is expected to be completed by December 31, 2018, approximately seven and one half years after the initial recording of proved reserves. The 2013 addition of the NGL ~~gas~~ plant project to recover natural gas liquids and methane ~~has~~ required additional planning and ~~has~~ resulted in a prudent delay in the full development of the field's proved reserves. Given the nature of CO2 EOR projects, we believe that the undeveloped reserves in the Delhi Field satisfy the conditions to continue to be included as proved undeveloped reserves because (1) we ~~have~~ established and continue to follow the previously adopted development plan for this project as adjusted to incorporate the completion of the NGL plant in 2016 and impact of the 2013 fluid release event; (2) we have significant ongoing development activities at this project that, as budgeted and currently being expended, reflect a significant and sufficient portion of remaining capital expenditures to convert proved undeveloped reserves to proved developed reserves; and (3) the operator has a historical record of completing the development of comparable long-term projects.

Acreage Data, page 20

2.
We have read the explanation provided in your response to comment 7 indicating the Delhi Field is unitized and consequently, all acreage in the unit is held by production. Please note the undrilled acreage within a unit that is held by production should be reported as undeveloped acreage for purposes of disclosure under item 1208(b) of Regulation S-K. Please modify your disclosure as necessary to resolve any inconsistencies in the classification of your acreage.

Mr. Karl Hiller
April 29, 2016

Answer:
The Company acknowledges the Staff's comment. The Company proposes to revise its disclosure of developed and undeveloped acreage in future filings as set forth below.
Page 20 (language changes and quantity changes in table are underscored; bold designates changes reflected in previous response on March 23, 2016):

Acreage Data
The following table sets forth certain information regarding our developed and undeveloped lease acreage as of June 30, 2015. Developed acreage refers to acreage on which wells have been drilled or completed to a point that would permit production of oil and gas in commercial quantities. Undeveloped acreage refers to acreage on which wells have not been drilled or completed to a point that would permit production of oil and gas in commercial quantities whether or not the acreage contains proved reserves.

Field	Developed Acreage		Undeveloped Acreage		Total
	Gross	Net	Gross	Net	Gross	Net
Delhi Field, Louisiana*	9,126	2,180	4,510	1,077	13,636	3,257
Giddings Field, Texas**	2,168	2,134	—	—	2,168	2,134
Total	11,294	4,314	4,510	1,077	15,804	5,391
When the Company acquired the Delhi field in 2003, the field had been fully developed through primary and secondary recovery and all of such acreage was reflected as developed acreage. With the addition of a CO2-EOR project in the field, certain acreage is now reflected as undeveloped using tertiary recovery operations. We estimate that our ~~Our~~ developed acreage currently includes ~~13,636~~ 9,126 gross (~~3,257~~ 2,180 net) acres in the Delhi field, with approximately 4,510 gross (1,077 net) acres attributable to the remaining undeveloped areas in the eastern part of the field. ~~, which is being developed using CO2-EOR operations.~~ We own a 23.9% working interest (with 19.0% net revenue interest) and a separate 7.4% royalty interest in the field~~,. c~~ Combined, this results in a 26.4% net revenue interest in the Delhi field. We are not the operator of the EOR project. In addition, our developed acreage includes 2,168 gross (2,134 net) in the Giddings Field comprising of a 100% working interest in two producing wells, 99% working interest in one well subject to a back-in reversion of 22.5%.
*Includes from the surface of the earth to the top of the Massive Anhydride, less and except the Delhi Holt Bryant CO2 and Mengel Units. As the Delhi field is a unitized field, undrilled acreage is held by production as long as production is maintained in the unit.
**Excludes acreage for overriding royalty interests retained in various formations in the Giddings Field area.

Closing

In connection with its response to your comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Karl Hiller
April 29, 2016

We appreciate your consideration of this response letter. If you have further questions or comments, please contact the undersigned at (713) 225-1337.

Very truly yours, SEYFARTH SHAW LLP /s/ Mark W. Coffin Mark W. Coffin

cc:    Mr. John Hodgin
United States Securities and Exchange Commission

Robert S. Herlin
Randall D. Keys
David Joe
Evolution Petroleum Corporation